Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

LATEST UPDATE ON THE PROPOSED SPIN-OFF AND LISTING

OF A NON-WHOLLY OWNED SUBSIBDARY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 30 November 2022 and 28 March 2023 and the circular of the Company dated 4 April 2023 (the “Circular”) in relation to the proposed spin-off by the Company of China Southern Air Logistics Company Limited (the “China Southern Air Logistics”). Unless otherwise defined, the terms used herein shall have the same meaning as those defined in the Circular. The Board hereby provides the latest update on the Spin-off and Listing to the Shareholders.

APPROVAL IN RESPECT OF THE SPIN-OFF

The Company has applied for, and the Stock Exchange has confirmed, that the Company may proceed with the Spin-off under Practice Note 15 of the Listing Rules (the “PN 15”).

In connection with the Spin-off, it is intended that China Southern Air Logistics will issue new shares and proceed with the listing on the SSE. The Spin-off and Listing, if materialised, will result in a reduction of the Company’s equity interests in China Southern Air Logistics and will constitute a deemed disposal of the Company under Rule 14.29 of the Listing Rules. It is currently expected that the deemed disposal will constitute a disclosable transaction of the Company under Chapter 14 of the Listing Rules and is subject to reporting and announcement requirements thereunder.

In addition, the Spin-off and Listing are subject to the approval from the shareholders of the Company and China Southern Air Logistics, and are also subject to, among others, the approvals from the CCSRC and the SSE.

WAIVER IN RESPECT OF ASSURED ENTITLEMENT

Paragraph 3(f) of PN 15 to the Listing Rules requires a listed issuer contemplating a spin-off to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

However, as advised by the PRC legal adviser of the Company, according to the Measures for the Administration of Securities Registration and Settlement (《證券登記結算管理辦法》), China Securities Depository and Clearing Corporation Limited Securities Account Business Guide (《中國證券登記結算有限責任公司證券帳戶業務指南》 ), China Securities Depository and Clearing Corporation Limited Special Institutions and Products Securities Account Business Guide (《中國證券登記結算有限責任公司特殊機構及產品證券帳戶業務指南》 ) and other relevant PRC laws and regulations, the following parties (collectively referred to as the “Qualified Investors”) are entitled to open A-share accounts and invest in the shares of A-share listed companies: (i) PRC citizens aged 18 or above; (ii) residents of Hong Kong, Macao and Taiwan working or residing in the PRC; (iii) foreigners who work in the PRC and whose home country (region) securities regulatory authority has established regulatory cooperation mechanisms with the CSRC; (iv) foreign employees working outside the PRC and participating in any equity incentive plan of PRC listed companies; (v) foreigners having obtained PRC permanent residence; (vi) institutional investors established in the PRC; (vii) qualified foreign institutional investors approved by the CSRC (i.e., QFII); (viii) RMB qualified foreign institutional investors approved by the CSRC (i.e., RQFII); (ix) foreign investors holding the company’s equity or shares before the company’s listing on the SSE or Shenzhen Stock Exchange; and (x) foreign strategic investors approved by the Ministry of Commerce of the PRC to invest in the shares of PRC listed companies. As for existing shareholders of the Company who are not Qualified Investors, they are not legally allowed to open A-share accounts and purchase the shares issued by China Southern Air Logistics.

Further, according to the Measures for the Administration of the Offering and Underwriting of Securities (《證券發行與承銷管理辦法》), save as special circumstances (i.e., where book building is adopted in IPO of A shares by PRC companies, not less than 40% of shares offered under the placing tranche shall be first placed with securities investment funds established by public offering, the National Social Security Fund, and basic pension insurance funds, and a certain percentage of the stock shall be placed with enterprise annuity funds established in accordance with the Measures for the Administration of Enterprise Annuity Funds (《企業年金基金管理辦法》) and insurance funds that satisfy the requirements of the Interim Measures for the Administration of the Application of Insurance Funds (《保險資金運用管理暫行辦法》) and other relevant provisions), no preferential allocations of the shares shall be made to any specific persons.

Given the above PRC legal impediments, it is not feasible for the Company to comply with Paragraph 3(f) of PN 15 to the Listing Rules in connection with the Spin-off. Accordingly, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Paragraph 3(f) of PN 15 to the Listing Rules.

REASONS FOR AND BENEFIT OF THE SPIN-OFF

The Board is of the view that the Spin-off and Listing contribute to the sustainable development of both the Company and China Southern Air Logistics for the reasons as follows. Firstly, with higher focus on and deployment of more funds towards the development of the passenger transportation business, the Company can achieve an effective enhancement of its professionalism and competitiveness, and promote its business concentration. In addition, in order to catch up with the development opportunities and accelerate the transformation and upgrading of modern air logistics industry, the Company is required to make substantial capital investment to its air logistics business. A separate listing of China Southern Air Logistics enables the Company to leverage on the capital market forces to promote the air logistics business. As China Southern Air Logistics principally engages in cargo and mail transportation business, the Spin-off and Listing also enables investors to value China Southern Air Logistics on its own merits, and appraise and assess its performance and potential separately and distinctly from those of the Company. Also, China Southern Air Logistics, if spun off from the Company and listed on the Main Board of the SSE, will have direct and independent access to both equity and debt capital markets, and achieve a more direct alignment of its management’s responsibilities and accountability, which should lead to an improved decision-making process, faster response to market changes and increased operational efficiency of China Southern Air Logistics.

After taking the above reasons into account, the Board is of the view that the Spin-off and Listing and the non-provision of assured entitlements to the existing shareholders of the Company in relation to the Spin-off are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

The Company will make further announcement(s) in respect of the Spin-off and Listing in due course and in accordance with the applicable requirements of the Listing Rules.

Shareholders of the Company and potential investors should note that, the Spin-off is subject to, among others, approvals from the relevant PRC regulatory authorities (including without limitation the CSRC and the SSE) and approvals from the shareholders of the Company and China Southern Air Logistics, thus may or may not materialise. Shareholders and potential investors are therefore advised to exercise caution when dealing with the shares of the Company.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 April 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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